FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               February 16, 2000

                           Commission File No. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                              5 David Navon Street
                                Moshav Magshimim
                                  56910 Israel
                    (Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

      Attached hereto and incorporated by reference herein is a press release of the registrant dated February 16, 2000.

                             NUR MACROPRINTERS LTD.

                 NUR Macroprinters Ltd. Announces Record Fourth
                       Quarter and Full Year 1999 Results

  Quarterly Revenues from Continuing Operations Increased by 126.6%; Quarterly
                           Earnings More than Doubled

      Magshimim, Israel, February 16, 2000 - NUR Macroprinters Ltd. (Nasdaq:
NURM), a world-leading manufacturer of wide and superwide format digital printing systems and consumables, today announced record revenues and record profits for the fourth quarter and year ended December 31, 1999.

      Revenues for the fourth quarter increased 95.8% to $20.58 million, compared to $10.51 million for the same quarter in 1998. Gross profit increased 88.2% to $9.19 million versus $4.88 million for the comparable period last year. Net income was a record $2.34 million, or $0.17 per share on a fully diluted basis, for the three months ended December 31, 1999 versus $1.15 million for the comparable period last year, or approximately $ 0.10 per share, for the comparable period last year. Revenues, gross profits and net income were all the highest in the company's history.

      Excluding M. NUR Marketing & Communication GmbH's ("NUR Germany") results from the fourth quarter of 1998 (an operation that was sold during the third quarter of 1999), revenues for the fourth quarter increased 126.6% from $9.08 million in the fourth quarter of 1998. Gross profit increased 130% from $4.00 million for the comparable period last year.

      Revenues for the year ended December 31, 1999 were $60.72 million, an increase of 66.6%, compared to $36.45 million for the fourth quarter the previous year. Gross profit increased to $28.94 million from $17.5 million last year, an increase of 65.36%. Net income was $7.18 million, or $0.56 per share on a fully diluted basis, for the year ended December 31, 1999 compared to $1.46 million or $0.13 per share for period last year. Excluding a $1.6 million one-time charge related to the acquisition of Meital Technologies reported in September 1998, the net income for the year December 31, 1998 was $3.06 million, or $0.27 per share.

      Excluding NUR Germany's results from the year ended December 31, 1998, revenues for the year 1999 were $58.26 million, an increase of 82.6%, compared to $31.9 million for 1998. Gross profit increased to $27.82 million from $15.54 million in 1998, an increase of 79.0%.

      Mr. Hilel Kremer, VP Finance and CFO remarked, "In completing eleven consecutive quarters of record results, NUR Macroprinters has far exceeded forecasts for 1999, particularly in the areas of revenue and earnings growth."

"The fourth quarter of 1999 proved to be a very strong conclusion of an extremely successful year for NUR," said Mr. Erez Shachar, President and CEO of NUR Macroprinters Ltd. "We've experienced a 66% growth in revenues during 1999 while at the same time significantly increasing profitability. 1999 marks our third year of aggressive growth."

      "With 35% of consolidated revenues derived from the sale of consumables, the company has a solid recurring revenue base. Our strategy of vertical integration and a total digital printing solutions-based approach extends the capabilities of our customers to expand their offerings with new superwide print applications. These new applications are driving continuing market growth for the NUR Blueboard(TM) line of superwide digital printing systems."

      "NUR Macroprinters continues to emerge as an undisputed industry leader in the superwide printer market," continued Mr. Shachar. "The introduction of the NUR Blueboard HiQ(TM) in the first quarter of 1999 was met with resounding success and with an increase in new orders."

      "Leveraging our reputation, experience and technological expertise in the superwide market, on February 14, 2000 we announced the commercial release of the NUR Fresco(TM) - our pioneering wide-format screenless production press. The NUR Fresco is the digital alternative to traditional screen printing for wide-format printing in production environments. We believe it will play a leading role in the digital revolution taking place in the market for cost-effective short and medium run digital solutions. We are very pleased with the results of commercial installations of the NUR Fresco already taking place worldwide. We expect the NUR Fresco to become a significant growth generator for the company in 2000 and beyond, approaching a potential market which is significantly larger than our existing superwide format printing market."

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format inkjet printing systems and consumables. NUR's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications, including billboard advertising, fleet graphics, exhibition and trade show displays, building murals and outdoor signage, point-of-purchase displays, decorative scaffolding covers, scenery backdrops for theater, television and film studios and more. NUR printers are installed in over 200 sites around the world.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of NUR Macroprinters Ltd. to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd.'s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to NUR Macroprinters Ltd.'s reports filed from time to time with the Securities and Exchange Commission.

                                      # # #

NUR MACROPRINTERS LTD.

NUR MACROPRINTERS LTD.
Consolidated Statements Of Operations
U.S. $ in thousands, except per share data

                                                    Year ended                Percent       Three months ended             Percent
                                            12/31/1999       12/31/1998       Change     12/31/1999       12/31/1998       Change
                                            -----------      -----------      -------    -----------      -----------      -------
Revenues
  Sales of printers and related products    $    58,259      $    31,905       82.60%    $    20,581      $     9,081       126.64%
  Sales of printed materials                      2,460            4,540      -45.81%                           1,430      -100.00%
                                            -----------      -----------      ------     -----------      -----------      -------
                                                 60,719           36,445       66.60%         20,581           10,511        95.80%
                                            -----------      -----------      ------     -----------      -----------      -------
Cost of revenues
  Cost of sales of printers and related
    products                                     30,440           16,368       85.97%         11,392            5,085       124.03%
  Cost of sales of printed materials              1,344            2,579      -47.89%                             543      -100.00%
                                            -----------      -----------      ------     -----------      -----------      -------
                                                 31,784           18,947       67.75%         11,392            5,628       102.42%
                                            -----------      -----------      ------     -----------      -----------      -------

Gross profit                                     28,935           17,498       65.36%          9,189            4,883        88.18%
                                            -----------      -----------      ------     -----------      -----------      -------
                                                  47.65%           48.01%      -0.75%          44.65%           46.46%       -3.89%
Research & Development expenses                   5,530            5,027 (**)  10.01%          1,835            1,062        72.79%
Less-Grants                                        (721)            (818)                       (270)            (338)
                                            -----------      -----------      ------     -----------      -----------      -------
Research & Development expenses, net              4,809            4,209       14.26%          1,565              724       116.16%
Selling expenses, net                             9,485            6,111       55.21%          3,165            1,483       113.42%
General and administrative expenses               6,275            4,802       30.67%          1,931            1,332        44.97%
                                            -----------      -----------      ------     -----------      -----------      -------
                                                 15,760           10,913       44.41%          5,096            2,815        81.03%

Operating income (loss)                           8,366            2,376      252.10%          2,528            1,344        88.10%

Financial expenses net                             (616)            (592)       4.05%            (20)             (69)      -71.01%
Other income net                                    176              (20)                          2              (75)
Taxes on income                                    (798)            (264)     202.27%           (244)             (37)      559.46%
Equity in the earnings of affiliates,
  net of taxes                                       75               --                          75               --
Minority interest                                   (28)             (43)     -34.88%                             (10)     -100.00%
                                            -----------      -----------      ------     -----------      -----------      -------

Net income for the period                   $     7,175      $     1,457      392.45%    $     2,341      $     1,153       103.04%
                                            ===========      ===========      ======     ===========      ===========      =======
                                                  11.82%            4.00%     195.58%          11.37%           10.97%        3.69%
Earning per share                           $      0.64      $      0.13                 $      0.20      $      0.11
                                            ===========      ===========                 ===========      ===========
Dilluted earnings per share                 $      0.56      $      0.13                 $      0.17      $      0.10
                                            ===========      ===========                 ===========      ===========
Weighted average number of shares
  outstanding during the period              11,181,137       10,880,000                  11,695,395       10,880,000
                                            ===========      ===========                 ===========      ===========
Weighted average number of shares
  outstanding during the period used for
  dilluted earnings per share                12,722,600       11,451,389                  13,717,059       11,444,000
                                            ===========      ===========                 ===========      ===========

(**) Including $1.6 million one-time charge related to the acquisition of Meital Technologies reported in September 1998

NUR MACROPRINTERS LTD.

NUR MACROPRINTERS LTD.
Condensed Balance Sheets, US$ in thousands

                                               December 31,   December 31,      Percent
                                                  1999           1998           Change
                                                --------       --------        --------
Current Assets:
  Cash and cash equivalents                     $  9,190       $  2,327             295%
  Marketable securities                                0             63              --
  Accounts receivable - trade                     11,647          9,091              28%
  Other receivables and prepaid expenses           3,585          2,756              30%
  Inventories                                     10,689          3,699             189%
                                                --------       --------        --------

Total Current Assets                              35,111         17,936              96%
                                                --------       --------        --------

Investments
Investments and other non-current assets           1,140            337             238%
Severance pay funds                                  514            369              39%
Prepaid expenses                                       0             59            -100%
                                                --------       --------        --------
                                                   1,654            765             116%
                                                --------       --------        --------

Property and Equipment, net                        2,723          3,058             -11%

Other assets, net                                     97            236             -59%
                                                --------       --------

Total assets                                      39,585         21,995              80%
                                                ========       ========        ========

Liabilities and Shareholders' Equity
Current Liabilities:
Short - term bank credit                           2,743          2,972              -8%
Current maturities of long - term loans              832            224             271%
Trade payables                                     8,243          6,104              35%
Accrued expenses and other liabilities             5,510          2,926              88%
Advances from customers                            1,791            269             566%
                                                --------       --------        --------
Total Current Liabilities                         19,119         12,495              53%
                                                --------       --------        --------
Long - Term Liabilities:
Long - Term loans                                  1,650            950              74%
Long - Term Liabilities                              293            587              --
Accrued severance pay                                660            464              42%
                                                --------       --------        --------
                                                   2,603          2,001              30%
                                                --------       --------        --------

Minority interest                                      0             69            -100%
                                                --------       --------        --------

Shareholders' Equity:
Share capital                                      2,940          2,729               8%
Capital surplus                                   17,702         14,376              23%
Cumulative translation adjustment                   (114)           165            -169%
Deficit                                           (2,665)        (9,840)            -73%
                                                --------       --------        --------
Total Shareholders' Equity                        17,863          7,430             140%
                                                --------       --------        --------
Total Liabilities and Shareholders' Equity        39,585         21,995              80%
                                                ========       ========        ========

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                NUR MACROPRINTERS LTD.


Date: February 16, 2000                         By: /s/ Erez Shachar
                                                    ----------------------------
                                                Name: Erez Shachar
                                                Title: Chief Executive Officer